KUMMER KAEMPFER BONNER &RENSHAW ______ A T T O R N E Y S A T L A W________ WWW.KKBR.COM	LAS VEGAS OFFICE ROBERT C. KIM rkim@kkbr.com

LAS VEGAS OFFICE 3800 Howard Hughes Parkway Seventh Floor Las Vegas, NV 89109-0907 Tel: 702.792.7000 Fax: 702.796.7181	RENO OFFICE 5250 S. Virginia Street Suite 220 Reno, NV 89502-6000 Tel: 775.852.3900 Fax: 775.852.3982	SUMMERLIN OFFICE 3425 Cliff Shadows Parkway Suite 150 Las Vegas, NV 89129-5074 Tel: 702.693.4260 Fax: 702.939.8457

July 21, 2005

Via Federal Express

Pamela A. Long, Esq.
Lesli Sheppard, Esq.
Matt Franker, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       VendingData Corporation
Preliminary Proxy Statement on Schedule 14A filed June 21, 2005
Revised Preliminary Proxy Statement on Schedule 14A filed July 8, 2005
File No. 001-32161

Dear Ms. Long, Ms. Sheppard and Mr. Franker:

We are in receipt of your facsimile dated July 19, 2005 in which you provided comments to the Company’s Preliminary Proxy Statement filed on June 21, 2005 and the Company’s revised Preliminary Proxy Statement filed on July 8, 2005 (the “Preliminary Proxy Statements”). The purpose of this letter is to provide the Company's responses to those comments and to identify the corresponding revisions contained in the Company’s revised Preliminary Proxy Statement as filed concurrently herewith.

As a preliminary matter, as requested, we have provided, as Exhibit A hereto, a letter from the Company in which it provides certain acknowledgments that: (1) the Company is responsible for the adequacy and the accuracy of the disclosures contained in its filings made with the Commission; (2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the comments in your facsimile dated July 19, 2005 with respect to the Preliminary Proxy Statements and the Company’s responses to such comments.

Preliminary Proxy Statement on Schedule 14A, Filed June 21, 2005
Proposal 2—Approval of an Amendment to Our Articles of Incorporation

1.
The approval of the increase to your authorized common stock involves other matters with respect to which information is called for by other items of Schedule 14A, namely Items 11 and 13. Consequently, please include the information required by Item 11 for the issuance of options, warrants, and notes. Pursuant to Item 13(a), please include financial statements meeting the requirements of .Item 310 of Regulation S-B. If you intend to incorporate this information by reference, you must follow the procedures specified in Items 13(b) and 13(c). Refer to Notes A and F, as well as Item 11(e), of Schedule 14A.

Pamela A. Long, Esq. Lesli Sheppard, Esq. Matt Franker, Esq. United States Securities and Exchange Commission July 19, 2005 Page 2

Please be advised that we have revised the disclosures with respect to Proposal 2 to clarify that the amendment to the Company’s articles of incorporation was to ensure that a sufficient number of authorized shares were available for issuance upon the conversion of the Company’s senior notes into common stock. In addition, in response to this comment and to the other comments provided, we have added additional disclosures with respect to the Company’s senior notes on pages 9-11 and 25 of the revised Preliminary Proxy Statement, as called for by Item 11 and Item 13 of Schedule 14A, including the incorporation by reference of the Company’s financial statements.

Revised Preliminary Proxy Statement on Schedule 14A, Filed July 8, 2005
Proposal 2—Approval of an Amendment to Our Articles of Incorporation

2.
We note your statement that as of May 31, 2005, you had options outstanding to purchase 3,268,372 shares of common stock, while the first paragraph under Proposal 4 on page 11 states that there were options to purchase 3,053,172 shares of common stock outstanding on that date. Please revise this discrepancy.

Please note that the reference to options outstanding to purchase 3,268,372 shares of common stock pertained to all options outstanding under the Company’s 1999 Stock Option Plan and the Company’s 1999 Directors’ Stock Option Plan. In contrast, the references to options outstanding to purchase 3,053,172 shares of common stock pertained to only the options outstanding under the Company’s 1999 Stock Option Plan. As a means of avoiding any confusion, we have revised page 7 of revised Preliminary Proxy Statement to clarify that the reference to options outstanding to purchase 3,268,372 shares of common stock relates to both of the Company’s stock option plans.

Proposal 3—Approval of the Shares Issuable Pursuant to Our 10% Senior Secured
Convertible Notes Due 2008. page 9

3.
It appears that you need stockholder approval of the transaction by which you issued the convertible notes. Please revise to clarify in the heading and throughout your discussion that you are seeking shareholder approval of the terms of the transactions under which the senior notes were issued, which includes the shares of common stock issuable upon conversion of the notes. Please also revise the proxy card to reflect this change.

Please note that we have revised the general description of Proposal 2 throughout revised Preliminary Proxy Statement, including the proxy card, to provide for the approval of the terms and conditions of the Company’s senior notes rather than the approval of the issuance of shares issuable upon conversion of the Company’s senior notes, where, as noted in staff’s comment, the former includes the latter.

Pamela A. Long, Esq. Lesli Sheppard, Esq. Matt Franker, Esq. United States Securities and Exchange Commission July 19, 2005 Page 3

3.
We note your disclosure in the third paragraph that if you fail to obtain stockholder approval, only a portion of the shares issuance pursuant to the Senior Notes will be approved for listing. Please describe any additional consequences if you fail to obtain stockholder approval, for example, under the American Stock Exchange Listing Rules or under the transaction documents.

In response to this comment, we have revised page 9 of the revised Preliminary Proxy Statement to provide additional discussion with respect to the potential effects of the failure to obtain stockholder approval.

4.
Please revise your proxy statement to disclose the approximate amount devoted to each purpose for your use of proceeds discussed in the last sentence. Refer to Item 11(c)(2) of Schedule 14A. We note your disclosure that proceeds "were designated for and have been used . . . ." We also note from your Form 8-K filed on March 16, 2005 that 46% of the proceeds were earmarked for "other general corporate purposes." Please be as specific as possible in your revised proxy statement as to the use of proceeds.

In response to this comment, we have revised page 10 of revised Preliminary Proxy Statement to provide additional information with respect to the proposed and actual uses of the proceeds from the Company’s senior notes. The general descriptions of the proposed uses tracks the descriptions used in the Company’s Form 8-K filed on February 15, 2005 and the Company’s Form 8-K filed on March 15, 2005.

5.
We note your disclosure that "[t]hrough satisfaction of or waivers from" conditions, you now have access to all of the escrowed proceeds from the Senior Notes. Please describe these conditions and indicate which were satisfied or waived.

As requested, we have revised page 10 of revised Preliminary Proxy Statement to provide additional disclosures with respect to the conditions related to the release of the escrowed proceeds and to the satisfaction and waiver of said conditions.

6.	Please state the reasons for the issuance and the general effect upon the rights of existing security holders. Refer to Item 11(d) of Schedule 14A.

As requested, we have revised pages 9-10 of revised Preliminary Proxy Statement to provide the reasons for the private placement of the Company’s senior notes and the general effect the Company’s senior notes may have on the rights of existing security holders.

7.	Please revise your proxy card to briefly describe the amendment to your articles of incorporation and the amendment to your 1999 stock option plan.

As requested, we have revised the proxy card to provide a brief description as to the amendment to the Company’s articles of incorporation and the amendment to the Company’s 1999 Stock Option Plan. More specifically, the revised proxy card indicates that the amendment to the Company’s articles of incorporation is to increase the authorized shares of common stock from 25,000,000 shares to 50,000,000 shares and that the amendment to the amendment to the Company’s 1999 Stock Option Plan is to increase the number of reserved shares of common stock under the plan from 3,000,000 shares to 5,000,000 shares.

Pamela A. Long, Esq. Lesli Sheppard, Esq. Matt Franker, Esq. United States Securities and Exchange Commission July 19, 2005 Page 4

The Company asks that you indicate your receipt of the enclosed materials by stamping and returning to the undersigned the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at the telephone number listed above.

Sincerely, Kummer Kaempfer Bonner & Renshaw /s/ Robert C. Kim Robert C. Kim

RCK

Attachment
cc:    Mark R. Newburg w/ attachment
Douglas H. Caszatt w/ attachment
Michael J. Bonner w/ attachment

Pamela A. Long, Esq. Lesli Sheppard, Esq. Matt Franker, Esq. United States Securities and Exchange Commission July 19, 2005 Page 5

EXHIBIT A

ACKNOWLEDGEMENT LETTER

[VENDINGDATA LETTERHEAD]

July 21, 2005

Pamela A. Long, Esq.
Lesli Sheppard, Esq.
Matt Franker, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:         VendingData Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A filed June 21, 2005
Revised Preliminary Proxy Statement on Schedule 14A filed July 8, 2005
File No. 001-32161

Dear Ms. Long, Ms. Sheppard and Mr. Franker:

As requested in your facsimile dated July 19, 2005, the purpose of this letter is to provide the following acknowledgements on behalf of the Company in conjunction with the Company’s responses to the staff’s comments contained in said facsimile:

1.	The Company is responsible for the adequacy and the accuracy of the disclosures contained in its filings made with the Commission;

2.	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VendingData Corporation

/s/ Mark R. Newburg

Mark R. Newburg
Executive Director and Treasurer

cc:      Douglas H. Caszatt
Michael J. Bonner
Robert C. Kim